Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

July 31, 2018

Re: TuanChe Limited

Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, TuanChe Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering of the Company’s Class A ordinary shares to be represented by American depositary shares (“ADSs”) in the United States and elsewhere. The Draft Registration Statement is submitted via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential non-public review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company confirms that it is an “Emerging Growth Company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

The Company advises the Commission that it is in the process of finalizing arrangements with underwriters for the proposed initial public offering and will identify the underwriters and other related information in an amendment to the Draft Registration Statement in due course.

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com. Questions pertaining to accounting and auditing matters may be directed to the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, Der Hua You, by telephone at 86-10-6533-2221, or by email at der.hua.you@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Dan Ouyang

Dan Ouyang

Enclosures

cc:

Wei Wen, Chairman of the Board and Chief Executive Officer, TuanChe Limited

Zhihai Mao, Chief Financial Officer, TuanChe Limited

Der Hua You, PricewaterhouseCoopers Zhong Tian LLP

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